Exhibit 12.1

Del Frisco’s Restaurant Group, Inc.

Calculation of Ratio of Earnings to Fixed Charges

(All Amounts In Thousands Except Ratios)

	Thirteen Weeks Ended March 27,	Year Ended December
	2018	26, 2017	27, 2016	29, 2015	30, 2014	31, 2013
Earnings:
Unadjusted Pre-Tax Income	$459	$(24,391)	$24,574	$21,505	$24,320	$17,768
One-Time Events	1,494	42,285	2,422	4,634	3,536	11,739

Adjusted Pre-Tax Income	$1,935	$17,894	$26,996	$26,139	$27,856	$29,507

Fixed Charges:
Interest	$303	$783	$70	$77	$113	$72
Interest Allocable to Rental Expenses (1)	2,704	10,192	9,414	8,500	7,199	5,977

Total Fixed Charges	$3,007	$10,975	$9,484	$8,577	$7,312	$6,049

Ratio of Earnings to Fixed Charges	0.6x	1.6x	2.8x	3.0x	3.8x	4.9x

(1) Portion of rent expense representing interest.